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Najaf Hashim · 2nd

Board Member at TransCrypts Inc.

United States · **Contact info**

5 connections

 **TransCrypts**

 **Harvard Extension School**

 **1 mutual connection:** Zain Zaidi

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Experience



Board Member
TransCrypts · Full-time
Sep 2020 – Present · 11 mos
Fremont, California, United States



Registered Nurse First Assistant
Washington Hospital Healthcare System
Sep 2018 – Feb 2020 · 1 yr 6 mos



Volunteer
Sacred Heart Community Service
Jan 2017 – Feb 2020 · 3 yrs 2 mos



Miscellaneous
Miscellaneous
Aug 2013 – Jun 2017 · 3 yrs 11 mos

Senior thesis on poverty and hunger
Stanford Physical and Biological Sciences Circle

Incube Labs summer intern
State and National debate tournaments   ...see more

Volunteer

Saint Maria Goretti Church · Part-time
Aug 2013 – Dec 2014 · 1 yr 5 mos
San Jose, California

Education



Harvard Extension School

Liberal Arts and Sciences/Liberal Studies
2019 – 2022



San Jose State University

Finance, Accounting and Finance
2018 – 2022



University of New Hampshire

Environmental Science
2019 – 2019

Show 1 more education ⌄



